Filed Pursuant to Rule 433
File No. 333-210327
May 2, 2016

Dated May 2, 2016

Thomson Reuters Corporation

Final Pricing Term Sheet

3.35% Notes due 2026

Issuer:	Thomson Reuters Corporation

Expected Ratings (Moody’s / S&P /Fitch/ DBRS):*	Baa2 / BBB+ / BBB+ / BBB (high)

CUSIP/ISIN:	884903BV6 / US884903BV64

Security Type:	SEC Registered

Principal Amount:	US$500,000,000

Maturity Date:	May 15, 2026

Coupon:	3.35%

Public Offering Price:	99.570% of the principal amount, plus accrued interest, if any, from May 9, 2016

Yield to Maturity:	3.401%

Spread to Benchmark Treasury:	+155 basis points

Benchmark Treasury:	UST 1.625% due February 15, 2026

Benchmark Treasury Yield/Price:	1.851% / 97-31+

Trade Date:	May 2, 2016

Settlement Date:	May 9, 2016 (T+5)

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2016

Optional Redemption:	Prior to February 15, 2026 (three months prior to the maturity date) (the “Par Call Date”), the notes will be redeemable in whole or in part at any time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the notes to be redeemed matured on the Par Call Date (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points, in each case, together with accrued and unpaid interest thereon to the redemption date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

In addition, on or after February 15, 2026 (three months prior to the maturity date), the notes will be redeemable in whole or in part, at the Company’s option, at a Redemption Price equal to 100% of the principal amount of such notes, together with the accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers:

Academy Securities, Inc.

BMO Capital Markets Corp.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Standard Chartered Bank

TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

This communication is intended for the sole use of the person to whom it is provided by us.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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